Hatteras Master Fund, L.P.
Other Information (unaudited)
2008 Proxy Results
A special Meeting of the Limited Partners of
the Fund was held on November 26, 2007 as
reconvened on December 3, 2007 to consider
the proposals described below. Each proposal
was approved. The results of the voting at
the Special Meeting are as Follows:
1.	Approval of Directors.
Director	Votes For	Votes Withheld
    H. Alexander Holmes	97.480%	2.520%
    Arthur E. Lottes, III	97.480%	2.520%
    Steve E Moss	97.480%	2.520%
    David Perkins	97.430%	2.570%
    Gregory S. Sellers	97.480%	2.520%

2.	To Appoint Deloitte & Touche LLP
as the Funds' independent registered public
accounting firm for the fiscal year ending
March 31, 2008.
Votes For	99.222%
Against the resolution	0.486%
Abstained	0.292%